

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 18, 2011

Via Facsimile
Ms. Yulin Yang
Chief Financial Officer
American Jianye Greentech Holdings, LTD
136-20 38th Ave. Unit 3G
Flushing, NY 11354

      Re: **American Jianye Greentech Holdings, LTD**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed April 28, 2011
              Response Letter Dated October 4, 2011
              File No. 0-53737

Dear Ms. Yang:

      We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Business

The Market for Alcohol-based Fuels

Facilities, page 1

1.   We note your response to our prior comment number one. Please provide us with the proposed disclosure revisions you intend to make prospectively.

Recent Sales of Unregistered Securities, page 6

2.   We note your response to our prior comment number three. It appears on page seven of
your document that you issued shares on December 14, 2010 and received proceeds
based on three different share prices on that date. Please tell us to whom these shares
were issued, the party's relationship to the company including whether the purchasers
were related parties, pre-existing investors, creditors, etc., and why the share prices were
substantially different for shares issued on the same date.

Controls and Procedures, page 13

3.   We note your response to our prior comment number four. Based on your responses to
our comments, it appears you have a material weakness associated with your level of
U.S. GAAP expertise. Absent further information to support your conclusion, please
modify your significant deficiency conclusions to indicate a material weakness relative to
U.S. GAAP expertise. In addition, we note you have concluded your internal control
over financial reporting was not effective. Please remove the language at the bottom of
page 14 which suggests your "financial controls" were effective.

Financial Statements

Balance Sheet, page F-3

4.   We note your response to our prior comment number five. Please note under U.S.
GAAP, all costs associated with construction of long-lived assets should be reflected as
long-term as part of construction-in-progress. Please revise your presentation to reflect
your "pre-paid" current asset amount as long-term.

Summary of Accounting Policies

Revenue Recognition, page F-10

5.   We note your response to our prior comment number six. It is unclear from your
response, how you intend to revise and expand your disclosure to address our comment.
Please provide us with your proposed disclosure revisions with your next response.

6.   We note your response to our prior comment number seven. It remains unclear how you reached your conclusions regarding a gross presentation of your revenues. Please provide us with your <u>full</u> analysis specifically addressing your consideration of all the factors identified in ASC 605-45-45 regarding your presentation of these sales on a gross basis.

<u>Concentrations, page F-12</u>

7.   We note your response to our prior comment number eight. Please tell us in greater detail the nature and extent of your affiliation with Zhao Dong Jianye Fuel Co. In addition, please revise your disclosures in this footnote to specifically identify the amounts attributable to this affiliate.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief